INTERIM MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY HIGHLIGHTS

JUNE 30, 2018

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS–QUARTERLY HIGHLIGHTS
QUARTER ENDED JUNE 30, 2018	TSX.V:SIL

This Interim Management’s Discussion and Analysis – Quarterly Highlights (“Interim MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity and capital resources for the three and six months ended June 30, 2018. The Interim MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017, and the related notes contained therein which have been prepared under International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and 2016, and the related notes contained therein. All amounts are stated in Canadian dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this Interim MD&A is August 1, 2018. This Interim MD&A contains forward-looking information. Reference to section “8. Forward-Looking Statement” on page 8 of this Interim MD&A is advised.

1.	HIGHLIGHTS

The Company’s key events and highlights during the first half (“H1”) of 2018 and to date include the following:

a.	Las Chispas Exploration

Overview

The Company is currently focused on its Las Chispas property (“Las Chispas” or the “Property”) located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property consists of 28 concessions totaling an estimated 1,400 hectares and is in a prolific mining area with nearby precious metal producers. The Company has now identified 30 epithermal veins on the Property (previously reported as 23 epithermal veins). Eleven of these veins have been partially drilled and intersected high-grade silver-gold mineralization including the Babicanora, Babicanora Footwall, Babicanora Norte, Las Chispas, Giovanni (including La Blanquita), William Tell, Varela, Granaditas, Luigi and Amethyst veins. Only five of these 11 drilled tested veins were included in the mineral resource estimates described in the next section below.

The 30 veins identified on the Company’s Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide. Veins can consist of quartz with calcite veining, stockwork and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold with minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on fault extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company’s knowledge, all discoveries to date have not been drill-tested until SilverCrest initiated its program in 2016.

Mineral Resource Estimate

In February 2018, the Company announced its maiden mineral resource estimate. The resource estimate was based on the Company’s Phase I and II exploration programs and was classified as an Inferred Mineral Resource based on CIM Definition Standards. Inferred Mineral Resources, which was subsequently amended in May 2018, were estimated at 3.4 million tonnes grading 3.63 grams per tonne (“gpt”) gold (or “Au”) and 296 gpt silver (or “Ag”), or 568 gpt silver equivalent (“AgEq”; based on 75 (Ag):1 (Au) and calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold). The Inferred Resource Estimate contained 401,600 ounces gold and 32,675,600 ounces silver, or 62,826,100 ounces of AgEq, using a 150 gpt AgEq cut-off grade and minimum true vein width of 1.5 metres.

The maiden resource estimate was focused on only five of the 30 identified epithermal veins on the Property and covers over an estimated 3.5 kilometres of approximately 20 known kilometres of cumulative vein strike length in the district. The resource remains open in several directions depending on which vein is considered.

Phase III Exploration

Upon announcing the maiden resource estimate, the Company commenced Phase III exploration, estimated to initially cost $19.3 million, or US$15.0 million, and expected to be completed by the first half of 2019 and focused on the following:

•

expansion drilling on multiple veins, including the Babicanora Vein to fully test the strike length and depth and to drill-test the Amethyst, Babi Sur, and La Victoria veins, as well as the Las Chispas Vein extension to the southeast;

•

with continued success on expanding the high-grade footprint of the Babicanora Vein to the southeast and at depth, and permitting, the Company may commence construction of a decline and exploration development work of up to 1,000 cumulative metres;

•

in-fill drilling will be considered later in 2018 to target the conversion of the Inferred Resource to the Indicated category. There is no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated categories through further drilling;

•	additional underground mapping and channel sampling of the Las Chispas Vein;

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED JUNE30, 2018	TSX.V:SIL

•	metallurgical test work on resource areas;

•	expanded surface rights acquisitions; and

•	water exploration, permitting, and rights purchase.

With success of the above exploration and permitting work, the Company anticipates the delivery of an updated resource estimate by Q3, 2018, a preliminary economic assessment by Q1, 2019 (extended from Q4, 2018 as previously announced, due to attractive results from ongoing drilling), and construct an exploration decline with development for underground drilling by H1, 2019.

As of July 31, 2018, SilverCrest has drilled approximately 133 holes for 36,900 metres in Phase III and cumulatively 83,600 metres drilled in 310 holes since inception. All holes have intercepted epithermal quartz veining, stockwork veinlets, and/or breccia. The Company’s significant Phase III results reported during H1, 2018, which consist of drilling subsequent to the mineral resource estimate, are as follows:

Date	Vein	Highlights
April 10, 2018	Babicanora Vein	SilverCrest continues to expand high-grade footprint for Babicanora Vein.
(Area 51)
Babicanora Vein high grade footprint measures approximately 1,500 metres long by 180 metres high by 3.1 metres in average true width. Area 51 now measures approximately 800 metres long by 200 metres high by 3.0 metres in average true width.

A total of 20 holes have now intersected the high grade footprint of Area 51 with an average estimated grade of 10.37 gpt gold and 943.7 gpt silver, or 1,721 gpt AgEq (uncut, undiluted).

April 17, 2018	Luigi Vein	SilverCrest delineates Luigi Vein, a vein originally discovered by the Company in the footwall of the Las Chispas Vein in mid-2017. This vein remained un-named until the Company completed enough drilling to delineate an actual mineral vein.

High-grade footprint measures ~300 metres long by a minimum of 75 metres high by 1.7 metres in average true width, grading 2.84 gpt gold and 416.6 gpt silver, or 629 gpt AgEq.

May 29, 2018 and July 24,	Babicanora Norte Vein	SilverCrest discovered the Babicanora Norte Vein on May 29, 2018, a new vein 300 metres northeast of the parallel Babicanora Vein and announced additional drill results on July 24, 2018.
2018
High-grade footprint measures ~900 metres along strike (revised from 200 previously reported on May 29, 2018) and ~100 metres high.

High-grade intercepts in several drill holes in the Babicanora Norte Vein (refer to the Company’s news release dated July 24, 2018) are in the same projected high-grade structural corridor as Area 51, which has an Inferred Resource of an estimated 32.2 million ounces AgEq grading 1,026 gpt AgEq.

June 12, 2018	Granaditas Vein	SilverCrest Intercepts 1.8 Metres at 2,350 gpt AgEq in Granaditas Vein.

High-grade footprint for the Granaditas Vein measures ~150 metres long by 100 metres high by 1.5 metres in average true width, grading an estimated 5.69 gpt gold and 595.7 gpt silver, or 1,022 gpt AgEq.

July 10, 2018	Babicanora Footwall Vein	The Babicanora Footwall Vein, which is sub-parallel to the Babicanora Vein, is approximately 30 metres north of the Babicanora Vein in the northwestern part of the area and appears to intersect the Babicanora Vein near Area 51.

High-grade footprint now measures an estimated 250 metres along strike and 125 metres high. Approximately 150 metres (strike length) of this footprint were part of the maiden resource inclusive of the Babicanora Vein. The additional 100 metres, which includes Hole BA18-83 and 85 high-grade intercepts, will be used for the Q3 updated resource.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC.

The Company currently has nine drills on site, with seven on surface and two underground. The drills are focused on expanding mineralization for inclusion in the updated resource anticipated in Q3, 2018. An additional 3,000 to 5,000 metres of drilling are planned for inclusion in the updated resource. Other ongoing site work includes continued underground mapping and sampling on the Las Chispas Vein, testing drilled wells for site water, permitting for various additional work, and reviewing of the maiden resource model for optimization and update.

Las Chispas Mining Concessions Update

In February 2018, the Company exercised its option for a mining concession by making an advanced final payment as specified in the option agreement of $126,510 (US$100,000). Upon payment and execution of the assignment agreement, title for this mining concession was transferred to the Company.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED JUNE 30, 2018	TSX.V:SIL

In February 2018, the Company acquired an option to purchase the rights to a mining concession application from a local Mexican company for consideration of $35,006 (MX$500,000) (paid) and agreed to pay US$150,000 upon the Company’s acquisition of 100% title to the mining concession, when issued.

On June 3, 2018, the Company paid $1,307,239 (US$1,012,500) in cash and $322,775 (US$250,000) in common shares for a total of $1,630,014 (US$1,262,500), pursuant to an amended option agreement. The Company issued 140,277 common shares with a fair value of $367,526, which was recorded as an acquisition cost.

On June 27, 2018, the Company and an option holder representing a 20% title to four mining concessions agreed to amend the schedule of remaining payments whereby the Company could exercise its option and earn a 20% interest in the concessions. The original payment schedule called for a payment of US$20,000 (of a total US$100,000) on May 20, 2019 and US$70,000 (of a total US$350,000) on May 20, 2020. The amended payment schedule called for an option payment of US$86,400, representing a 4% discount to the original total remaining payments of US$90,000, on June 27, 2018. As a result, the Company made a payment of $111,551 (US$86,400), as amended, and earned a 20% interest in the concessions.

b.	Other properties and activities in Mexico

•	In March 2018, the Company incorporated a wholly owned subsidiary, Babicanora Agricola del Noroeste S.A. de C.V.

•

In late February 2018, the Company’s Mexico subsidiary, Minera La Llamarada, S.A. de C.V. (“Llamarada”) and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold Mining Ltd., entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was US$500,000 plus value added tax (“IVA”) to be paid as follows: US$100,000 plus IVA on signing of the agreement (received); US$100,000 plus IVA no later than 12 months from the date of signing the agreement; and US$300,000 plus IVA no later than 24 months from the date of signing of the agreement.

•

In mid-March 2018, Llamarada purchased a 671.9 hectare ranch. The Company now owns approximately two thirds of the surface rights over the Las Chispas mining concessions. The remaining surface rights over the Las Chispas mining concessions are held by Llamarada under previously negotiated 20 year lease agreements.

•	In May 2018, Llamarada reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of $64,555 (US$50,000).

c.	Corporate

The Company’s H1, 2018 corporate highlights since January 1, 2018, are as follows:

•

Effective January 1, 2018, the Company appointed Mr. Christopher Ritchie as the Company’s President. Mr. Ritchie reports to CEO, N. Eric Fier. In connection with his appointment, the Company granted Mr. Ritchie 500,000 stock options exercisable at a price of $1.84 per share until January 2, 2023. These stock options vest over a one year period with 25% vesting after each of three months, six months, nine months, and twelve months, respectively. The Company also completed a private placement of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988 with Mr. Ritchie. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles Mr. Ritchie to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with this private placement.

•

In May 2018, the Company completed a prospectus offering whereby the Company issued 8,214,450 common shares at a price of $2.10 for gross proceeds of $17,250,345. Cash commissions of up to 6% of the gross proceeds were paid in connection with the prospectus offering. Refer to “5. Financing – Use of Proceeds – May 2018 Financing”.

•

On May 31, 2018, SilverCrest held its Annual General Meeting of Shareholders (“AGM”) in Vancouver, BC. Shareholders voted in favour of all items of business, including fixing the number of directors at seven and the re-election of each of the director nominees: Pierre Beaudoin, Dunham L. Craig, N. Eric Fier, Ross O. Glanville, George W. Sanders, Graham C. Thody, and John H. Wright. In addition, shareholders voted and re-appointed Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company and approved the Company’s “rolling 10%” Stock Option Plan.

•

At the Board of Directors meeting following the AGM, the Board re-appointed Mr. Thody as Chairman of the Board; Mr. Fier as Chief Executive Officer; Mr. Ritchie as President; Anne Yong as Chief Financial Officer; Michael Rapsch as Vice President, Corporate Communications; Nicholas Campbell as Vice President, Business Development; and Bernard Poznanski as Corporate Secretary.

•	During Q2, 2018, the Company issued 873,000 common shares at $1.45 per share for gross proceeds of $1,265,850 upon the exercise of warrants.

•

During H1, 2018, the Company granted an additional 1,105,000 stock options to directors, officers, employees, and consultants that are exercisable at prices ranging between $1.94 and $2.69 per share and expiring five years from the date of grant. These stock options vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

•	Effective August 1, 2018, the Board of Directors accepted the resignation of Mr. Craig.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED JUNE 30, 2018	TSX.V:SIL

d.	Subsequent events

Subsequent to June 30, 2018, the Company issued 25,000 common shares at $0.16 per share for gross proceeds of $4,000 upon the exercise of options.

2.	RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

During the three and six months ended June 30, 2018, comprehensive losses were $1,244,740 and $2,503,346, respectively, compared to $1,042,120 and $2,558,296 for the three and six months ended June 30, 2017. The significant variations between periods ended June 30, 2018 and Q2, 2017 included the following:

•

Exploration expenditures increased to $6,070 (Q2, 2017 – $3,347) during Q2, 2018, for a total recovery of $17,866 in H1, 2018 (H1, 2017 – expense of $11,128), as the Company was able to recover the payment of income tax installments paid in Mexico. This was offset by an increased number of visits to Mexico for corporate and exploration purposes not directly related to the Company’s properties.

•

Foreign exchange was a loss of $4,861 (Q2, 2017 – $62,007) during Q2, 2018, for a total gain of $387,076 in H1, 2018 (H1, 2017 – loss of $70,335), from changes in the value of the Canadian dollar compared to the US dollar since Q1, 2017. As at June 30, 2018, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $3.8 million Canadian dollar equivalents (December 31, 2017 – $39,180).

•

Professional fees increased to $68,678 (Q2, 2017 – $48,100) during Q2, 2018, for a total of $131,320 in H1, 2018 (H1, 2017 – $101,620), due to added legal and accounting costs associated with the Company filing of an annual information form and the maiden mineral resource estimate, and addressing other regulatory matters, as compared to Q2, 2017.

•

Remuneration increased to $247,967 (Q2, 2017 – $93,106) during Q2, 2018, for a total of $487,035 in H1, 2018 (H1, 2017 – $189,042), as the Company had a higher head-count compared to H1, 2017 and due to increased compensation packages for senior management and operational personnel as a result of performance reviews in Q4, 2017.

•

Technical consultants decreased to $6,000 (Q2, 2017 – $18,520) during Q2, 2018, for a total of $12,000 in H1, 2018 (H1, 2017 – $49,437), as the consultants engaged in 2017 became employees of the Company in 2018.

•

Tradeshow and travel increased to $124,389 (Q2, 2017 – $66,708) during Q2, 2018, for a total of $243,730 in H1, 2018 (H1, 2017 – $153,656), as the Company increased travel activities to have personnel attend trade and road shows in North America and Europe. In addition, during H1, 2018, the Company held a number of investor and analyst site tours.

3.	LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date primarily through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets

At June 30, 2018, the Company held $17.6 million (December 31, 2017 – $10.1 million) as cash and cash equivalents. The significant factors for the increase in cash and cash equivalents from December 31, 2017 to June 30, 2018 include:

•

$17,914,183 (H1, 2017 – $76,250) generated by financing activities, primarily due to the completion of a prospectus offering in May 2018, a private placement financing in January 2018, and option and warrant exercises; offset by

•	$2,429,415 (H1, 2017 – $1,727,388) used in operating activities (see “2. Results of Operations and Financial Conditions”) for H1, 2018; and

•

$8,007,318 (H1, 2017 – $4,626,640) used in investing activities, primarily from the payment of $7,873,991 (H1, 2017 – $3,715,309) towards exploration and evaluation expenditures related to Las Chispas for H1, 2018 (see “1.a. Highlights – Las Chispas Exploration”) and the purchase of property and equipment of $329,782 (H1, 2017 – $929,733) which was offset by the receipt of an option payment of $126,007 (H1, 2017 – $Nil).

The prepaids balance of $160,600 (December 31, 2017 – $108,195) consisted primarily of prepaid insurance, regulatory fees, and tradeshow and travel costs paid during H1, 2018.

Taxes receivable increased to $2.9 million (December 31, 2017 – $1.5 million), which consisted of value added taxes in Mexico of $2,855,700 (December 31, 2017 – $1,526,702) and goods and services taxes in Canada of $22,159 (December 31, 2017 – $19,500) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance.

Property and equipment increased to $1.3 million (December 31, 2017 – $1.0 million) for the purchase of additional land (see “1.b – Highlights – Other properties and activities in Mexico”) and vehicles.

Exploration and evaluation assets increased to $22.7 million (December 31, 2017 – $14.0 million), primarily from costs incurred at Las Chispas for its Phase II and III exploration programs (see “1.a. Highlights – Las Chispas Exploration”).

SILVERCREST METALS INC.
INTERIMMANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTERENDEDJUNE30,2018	TSX.V:SIL

Liabilities

As at June 30, 2018, accounts payable and accrued liabilities amounted to $1,124,175 (December 31, 2017 – $906,291), which relates to various contractual commitments in the normal course of business.

Liquidity outlook and risks

While SilverCrest currently has no source of revenue, the Company has cash and cash equivalents of $17.6 million contributing to working capital of $16.8 million (as of June 30, 2018). Management believes there will be sufficient capital available to fund exploration activities, general working capital requirements, as well as property option payments for the next twelve months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to plan and complete the Phase III exploration program and meet property option payment commitments, as detailed in the table below, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company, or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on results of its exploration programs, availability of financing and industry conditions.

The following table reflects the Company’s property option payment commitments due by period as of June 30, 2018 in US dollars:

			Payment due by period
In USD	Total	<1 year	1-2 years	3 5years	>5 years
Las Chispas Option Payments	$1,722,500	$1,442,500	$280,000	$-	$-
Cruzde Mayo	$705,000	$50,000	$100,000	$150,000	$405,000
Total	$2,427,500	$1,492,500	$380,000	$150,000	$405,000

(1)

For Las Chispas, US$250,000 of the payment due December 3, 2018, must be settled through the issuance of common shares of SilverCrest. The option holder has the option to settle an additional US$250,000 through the issuance of common shares of SilverCrest.

(2)

In May 2018, the Company reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of US$50,000. The Company is scheduled to pay US$50,000 per year, commencing November 19, 2018, until the remaining aggregate amount of US$705,000 is paid.

(3)	Not included in the table above are concession tax payments, estimated at $197,000 per annum for all properties.

4.	COMMITMENT, EVENTS AND UNCERTAINTIES

Other than as disclosed below, there was no commitment, event or uncertainty which materially affected the Company’s operations, liquidity and capital resources during the six months ended June 30, 2018, or which may likely have a material effect going forward.

•	On October 1, 2015, as amended May 7, 2018, the Company entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

2018	2019	2020	2021	2022	2023	TOTAL
$89,323	$180,397	$180,397	$180,397	$180,397	$105,232	$916,143

•

In March 2017, Llamarada filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. (“IMSS”), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honor an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to Llamarada. Court proceedings will be in due course.

5.	FINANCING – USE OF PROCEEDS

December 19, 2017 Financing

On December 19, 2017, the Company completed a brokered private placement offering for gross proceeds of $10.1 million. The net proceeds of this financing of $9.4 million were for the Company’s continued exploration and drilling programs; to finalize a maiden resource estimate for the Las Chispas Project; and for general corporate purposes.

January 17, 2018 Financing

On January 17, 2018, the Company completed a private placement offering with Mr. Ritchie for gross proceeds of $749,988. Net proceeds from this private placement have been used for general working capital purposes.

May 17, 2018 Financing

On May 17, 2018, the Company completed a prospectus offering for gross proceeds of $17.3 million (see “1.c. Highlights – Corporate”). The Company plans to use the net proceeds of the offering of approximately $15.9 million for updating the resource estimate and preparation of a preliminary economic assessment at the Las Chispas property; expansion and infill drilling along multiple veins at the Las Chispas property; Area 51 exploration decline at the Las Chispas property; assays, underground channel sampling, mapping, sampling and metallurgical testwork on historical in-situ and muck material at the Las Chispas property; baseline work, additional surface rights

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED JUNE 30, 2018	TSX.V:SIL

acquisitions, water exploration and permitting at the Las Chispas property; option payments at the Company’s Las Chispas property; and general working capital and administrative purposes.

As of July 31, 2018, the Company’s cash position was $16.0 million. The following table compares the estimated use of net proceeds (other than working capital) from the financings above and the actual use of the proceeds as of July 31, 2018.

	Use of Proceeds Financing		Actual as of July 31, 2018
Description of expenditure	(in US$)	(in C$)	(in US$)	(in C$)
Expansion and infill drilling	8,600,000	10,952,000	4,257,002	5,460,882
Area 51exploration decline	3,000,000	3,851,000	-	-
Assays , sampling, mapping and metallurgical testwork	400,000	507,000	543,569	697,290
Field and administrative costs	1,850,000	2,339,000	969,196	1,243,285
Resource Estimates and technical reports	400,000	510,000	32,973	42,298
Option agreement, concession taxes and surface rights	2,762,500	3,489,000	1,594,680	2,045,655
Total	17,012,500	21,648,000	7,397,420	9,489,411

6.	RELATED PARTY TRANSACTIONS

Professional fees

During the six months ended June 30, 2018, the Company paid or accrued professional fees of $41,065 (June 30, 2017 – $23,487) and capital stock issuance costs of $111,916 (June 30, 2017 – $Nil), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At June 30, 2018, $89,933 (December 31, 2017 – $103,195) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, and Chief Financial Officer (“CFO”). Key management personnel compensation is summarized as follows:

	Six months ended	Six months ended
	June 30, 2018	June 30, 2017
Management fees (1)	$115,000	$122,500
Management remuneration(2)	187,570	44,404
Director fees	37,239	34,091
Share based compensation(3)	1,515,945	1,458,060
	$1,855,754	$1,659,055

(1)

During the six months ended June 30, 2018 and 2017, management fees were paid to a company controlled by the CEO. During the six months ended June 30, 2017, management fees were paid to a company controlled by the Company’s former Executive Vice President.

(2)

During the six months ended June 30, 2018, remuneration and short-term benefits were paid to the President and CFO. During the six months ended June 30, 2017, remuneration and short-term benefits were paid to the CFO.

(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions

During the six months ended June 30, 2018, the Company:

•

paid remuneration of $122,252 (June 30, 2017 – $66,235) to two employees (Stephany Fier and Nathan Fier) (June 30, 2017 – one employee) providing technical services who are immediate family members of the Chief Executive Officer of the Company, of which $84,288 (June 30, 2017 – $61,771) was recorded as exploration and evaluation expenditures and $37,964 (June 30, 2017 – $4,464) was expensed. The Company also recorded share-based compensation of $147,182 (June 30, 2017 – $82,996) for the vested portion of stock options granted to these employees which was recorded as exploration and evaluation expenditures; and

•

paid consulting fees of $Nil (June 30, 2017 – $16,250) and recorded share-based compensation expense of $Nil (June 30, 2017 – $20,749), for the vested portion of stock options granted, to a consultant (Nathan Fier) providing technical services who is an immediate family member of the Chief Executive Officer of the Company. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures.

The Company has an allocation of costs agreement with Goldsource, a company related by common directors and officers (Messrs. Fier, Campbell, and Thody), whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the six months ended June 30, 2018, the Company allocated to Goldsource $80,659 (June 30, 2017 – $95,187) for its share of these expenses, of which $109,148 (December 31, 2017 – $61,104) was receivable from Goldsource at June 30, 2018.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED JUNE 30, 2018	TSX.V:SIL

7.	RISK FACTORS

In addition to liquidity risks described above in section 3, readers of this Interim MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form filed May 10, 2018, available on www.silvercrestmetals.com and under the Company’s SEDAR profile on www.sedar.com. Important risk factors to consider among others are:

•	Risks inherent in the mining business
•	No history of operations or earnings
•	No mineral production
•	Global financial conditions
•	Competitive conditions
•	Commodity markets
•	Insurance and uninsured risks
•	Foreign mineral properties
•	Surface rights
•	Key personnel
•	Additional capital and financing risks

8.	FORWARD-LOOKING STATEMENT

This Interim MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of Las Chispas, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model and preparing a preliminary economic assessment; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at Las Chispas; intended use of proceeds; expectations regarding the Company’s ability to manage capital resources and meet working capital requirements; and the Company’s claim regarding the El Gachi property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; effects of regulation by governmental agencies; and the outcome of the claim regarding the El Gachi property. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this Interim MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

9.	QUALIFIED PERSON

Technical information contained in this Interim MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and CEO for the Company, who is a ‘Qualified Person’ for the purpose of NI 43-101.

10.	ABOUT THE COMPANY

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project, resulting in numerous discoveries. As at June 30, 2018, the Company has a total of six exploration properties: Las Chispas, Cruz de Mayo, Guadalupe (currently optioned to a third party), Huasabas, Angel de Plata, and Estacion Llano. Details of the Company’s properties are available on the Company’s website, www.silvercrestmetal.com.